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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                         Commission File Number 0-27282


                           NOTIFICATION OF LATE FILING


(Check One):   [x] Form 10-K and Form 10-KSB   [ ] Form 11-K    [ ] Form 20-F
               [ ] Form 10-Q  [ ] Form N-SAR

          For Period Ended:   December 31, 2002

     [ ]  Transition Report on Form 10-K
     [ ]  Transition Report on Form 20-F
     [ ]  Transition Report on Form 11-K
     [ ]  Transition Report on Form 10-Q
     [ ]  Transition Report on Form N-SAR

          For the Transition Period Ended:
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     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                       -------------------------

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:  MANHATTAN PHARMACEUTICALS, INC.

Former name if applicable: Atlantic Technology Ventures, Inc.

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Address of principal executive office (Street and number)

787 Seventh Avenue, 48th Floor

City, state and zip code

New York, New York 10019



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                                     PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed
[x] on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Registrant has experienced significant delays in preparing its Form 10-K for the period ended December 31, 2001, which could not have been avoided without unreasonable effort or expense. As previously disclosed in a Current Report on Form 8-K dated March 5, 2003, the Registrant completed a significant merger transaction on February 21, 2003. In connection with this transaction, there were significant changes in the Registrant's management, including the appointment of a new president and chief executive officer and four new directors. The merger transaction and subsequent transition period have caused significant delays and increased effort in preparing the Registrant's Form 10-KSB for the year ended December 31, 2002. Accordingly, the Registrant is unable to file the Form 10-KSB within the prescribed period without unreasonable effort and expense.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Nicholas J. Rossettos                   (212) 554-4555
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        (Name)                          (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d)of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  [x] Yes [ ] No


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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [ ] Yes  [x] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                         Manhattan Pharmaceuticals, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date      March 31, 2003                By  /s/ Nicholas J. Rossettos
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                                           Nicholas J. Rossettos
                                           Its Chief Financial Officer

          INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).